VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

May 28, 2026

Re: Withdrawal of Offering Statement on Form 1-A (SEC Accession No 0001214659-25-016510)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Alternative Canning Solutions Inc. d/b/a Aqua Beato (the "Company") respectfully requests the withdrawal of its Offering Statement on Form 1-A (SEC Accession No 0001214659-25-016510), together with all amendments and exhibits thereto (collectively, the "Offering Statement"), first filed with the Securities and Exchange Commission (the "Commission") on November 14, 2025 and qualified by the Commission on January 23, 2026. The Offering Statement relates to the public offering of the Company's Class A Preferred Stock (the "Class A Preferred Share(s)").

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined it is not in the best interest of the Company to continue with this Offering Statement. No Class A Preferred Share has been sold in this Offering.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

/s/ Jerry R. Cox

Chief Executive Officer and Director

Alternative Canning Solutions Inc. d/b/a Aqua Beato